EXHIBIT 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Golden Entertainment, Inc. for the registration of common stock, preferred stock, debt securities, warrants and units for primary offering and common stock for secondary offering and to the incorporation by reference therein of our reports dated March 12, 2021, with respect to the consolidated financial statements and schedule of Golden Entertainment, Inc., and the effectiveness of internal control over financial reporting of Golden Entertainment, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Las Vegas, Nevada

August 6, 2021